WBB share price during rumors of potential takeover


WBB share price performance
$
36
34
32
30
28
26
24
22
20
1/1/98
1/19/98
2/7/98
2/26/98
3/16/98
4/4/98
4/23/98
2/25/98 – WBB reports that it has been in discussions to sell the company for stock and cash valued in the low $30s (speculators were expecting more)
3/2/98 – WBB announces that discussions with unnamed acquirer have ended (market believes a deal with other acquirers is still possible)
2/20/98 – Rumors of possible takeover of WBB surface; shares rise 8.3% to 20-year high on volume of 376,000

Source: IDD Information Services

WBB share price amid Pacific Partners and Shea Homes discussions of increased shareholder value


WBB share price performance
$
30
28
26
24
22
20
18
16
14
12
10
4/21/00
5/22/00
6/22/00
7/23/00
8/23/00
9/23/00
10/25/00
8/7/00 – SSB upgrades its ratings on several companies in the homebuilding industry from "buy" to "outperform"
8/11/00 – SSB rates WBB "buy" in new coverage with a price target of $33
8/17/00 – Pacific Partners files 13D after acquiring 5.3% of WBB shares
9/8/00 – Avatar Holdings files 13D after acquiring 5.1% of WBB shares; considering possibility of a "business combination"
9/25/00 – WBB discloses $30 buyout offer from Shea; the $30 offer is contingent upon due diligence
10/16/00 – WBB announces that it expects earnings per share to be at least 83¢ for the quarter ended 9/30/00 versus 72¢ for the quarter ended 9/30/99
10/24/00 – WBB reports earnings per share of 89¢ for the quarter ended 9/30/00
10/25/00 – Shea announces that it will withdraw its $30 buyout offer if WBB shareholders vote for management's slate of directors rather than the slate put forth by Pacific Partners

Source: IDD Information Services

WBB market share price versus book value per share



WBB market share price vs. book value per share
$
30
28
26
24
22
20
18
16
14
12
10
Book value per share¹
Market share price
9/30/99
12/4/99
2/7/00
4/12/00
6/16/00
8/20/00
10/24/00

[1] At time of latest financial statement release; calculated as shareholders' equity divided by number of common shares issued

Leverage to shareholder returns



One-year total return[1]
0%
(10%)
(20%)
(30%)
(40%)
(50%)
PHM
TOL
MDC
LEN
DHI
KBH
SPF
RYL
HOV
CTX
WBB
40%
50%
60%
70%
Debt to book capital[2]

[1] As calculated on Bloomberg for the period June 30, 1999 to June 30, 2000; assumes dividends reinvested in the issuer's stock
[2] As of latest 10K or 10Q filing

Leverage to shareholder returns (cont'd)

Three-year total return[1]


150%
100%
50%
0%
(50%)
MDC
LEN
RYL
DHI
PHM
KBH
CTX
TOL
SPF
HOV
WBB
40%
50%
60%
70%
Debt to book capital[2]

[1] As calculated on Bloomberg for the period June 30, 1997 to June 30, 2000; assumes dividends reinvested in the issuer's stock
[2] As of latest 10K or 10Q filing

Leverage to shareholder returns (cont'd)



Five-year total return[1]
250%
200%
150%
100%
50%
0%
(50%)
MDC
LEN
CTX
PHM
SPF
DHI
RYL
KBH
TOL
HOV
WBB
40%
50%
60%
70%
Debt to book capital[2]

[1] As calculated on Bloomberg for the period June 30, 1995 to June 30, 2000; assumes dividends reinvested in the issuer's stock
[2] As of latest 10K or 10Q filing